As filed with the Securities and Exchange Commission on May 5, 2005
-------------------------------------------------------------------------------
Registration No. 333-72199
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          INFOSYS TECHNOLOGIES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

          (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.                 Jeffrey D Saper, Esq.
           White & Case                               Kurt J. Berney, Esq
          5 Old Broad Street                    Wilson Sonsini Goodrich & Rosati
         London EC2N 1DW                           Professional Corporation
         +44-20-7532-1000                            650 Page Mill Road
                                                     Palo Alto, CA 94304
                                                       (650) 493-9300


It is proposed that this filing become effective under Rule 466:                   [X]   immediately upon filing.
                                                                                   |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                                                   CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by    50,000,000            $0.05                $2,500,000            $294.25
American Depositary Receipts, each            ADSs
American Depositary Share representing
one share, Rs. 5 par value,  of Infosys
Technologies Limited (the "shares")
------------------------------------------------------------------------------------------------------------------------------------
*    Each unit represents one American Depositary Share.
**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American
     Depositary Shares.
------------------------------------------------------------------------------------------------------------------------------------

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 3 to the Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                          Location in Form of Receipt
Item Number and Caption                                                   Filed Herewith as Prospectus
-----------------------                                                   ----------------------------

1.    Name and address of depositary                                      Face of Receipt, Introductory Article

2.    Title  of  American  Depositary  Receipts  and  identity  of        Face of Receipt, Introductory Article
      deposited securities

      Terms of Deposit:

      (i)    The amount of deposited securities represented               Face of Receipt, Introductory Article
             by one unit of American Depositary Receipts                  upper right corner

      (ii)   The  procedure  for  voting,  if  any,  the  deposited       Reverse of Receipt, Articles 15 and 16
             securities

      (iii)  The collection and distribution of dividends                 Reverse of Receipt, Article 12

      (iv)   The transmission of notices, reports and proxy               Face of Receipt, Article 11, Reverse
             soliciting material                                          of Receipt, Article 15

      (v)    The sale or exercise of rights                               Reverse of Receipt, Article 13

      (vi)   The deposit or sale of securities resulting from             Face of Receipt, Article 3, Reverse of
             dividends, splits or plans of reorganization                 Receipt, Articles 12 and 17

      (vii)  Amendment,  extension  or  termination  of the               Reverse of Receipt, Articles 20 and
             deposit arrangements                                         21

      (viii) Rights of holders of American Depositary                     Reverse of Receipt, Article 11
             Receipts to inspect the books of the depositary
             and the list of holders of Receipts

      (ix)   Restrictions  upon the right to  transfer  or                Face of Receipt, Articles 2, 4 and 6
             withdraw the underlying securities

      (x)    Limitation upon the liability of the depositary              Reverse of Receipt, Articles 13, 18 and 21

3.    Fees and Charges                                                    Face of Receipt, Article 7

Item 2.      AVAILABLE INFORMATION

Public reports furnished by issuer                   Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)(1) Form of Amended and Restated Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of March 28, 2003 among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed.

(a)(2) Amendment No. 1 to Deposit Agreement. Amendment No. 1 to Deposit Agreement dated as of July 1, 2004 among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)      Certification under Rule 466. Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4.     UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on May 5, 2005.


                              Legal entity created by the agreement
                              for the issuance of American
                              Depositary Receipts for Registered
                              Shares, Par Value Rs. 5 each, of Infosys
                              Technologies Limited.


                              By:  Deutsche Bank Trust Company
                                   Americas, as Depositary



                              By: /s/ Mike R. Hughes
                                 -----------------------------------------------
                                 Name:   Mike R. Hughes
                                 Title:  Director


                              By: /s/ Jeff Margolick
                                 -----------------------------------------------
                                 Name:   Jeff Margolick
                                 Title:  Vice President

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, Infosys Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 5, 2005.



                              Infosys Technologies Limited


                              By: /s/ Nithyanandan Radhakrishnan
                                 -----------------------------------------------
                                 Name:   Nithyanandan Radhakrishnan
                                 Title:  Corporate Counsel



                              By: /s/ Nandan M Nilekani
                                 -----------------------------------------------
                                 Name:   Nandan M Nilekani
                                 Title:  Chief Executive Officer,
                                         President and Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 5, 2005.


Signature                                                    Title
---------                                                    -----

             *
-------------------------------                              Chairman of the Board and Chief Mentor
N.R. Narayana Murthy


/s/ Nandan M. Nilekani                                       Director, Chief Executive Officer, Managing
-------------------------------                              Director and President (Principal Executive
Nandan M. Nilekani                                           Officer)


             *                                               Director, Chief Financial Officer and Head -
-------------------------------                              Finance and Administration (Principal
T.V. Mohandas Pai                                            Financial and Accounting Officer

             *
-------------------------------                              Director
Deepak Satwalekar


             *
-------------------------------                              Director
Marti G. Subrahmanyam


             *
-------------------------------                              Director
Philip Yeo


             *
-------------------------------                              Director
Jitendra Vir Singh


             *
-------------------------------                              Director
Omkar Goswami


             *
-------------------------------                              Director
Larry Pressler


             *
-------------------------------                              Director
Rama Bijapurkar


             *
-------------------------------                              Director
Claude Smadja


             *
-------------------------------                              Director, Chief Operating Officer, Deputy
S. Gopalakrishnan                                            Managing Director and Head - Customer
                                                             Service Technology


             *
-------------------------------                              Director and Head - Human Resources
K. Dinesh                                                    Development, Information Systems, Quality
                                                             and Productivity, and Communication Design
                                                             Group


             *
-------------------------------                              Director and Head - Customer Delivery (U.S.
S.D. Shibulal                                                Representative)


             *
-------------------------------                              Director and Head - Delivery (West North
Srinath Batni                                                America)


By: /s/ Nandan M. Nilekani
   ----------------------------                              Attorney-in-fact
Nandan M. Nilekani


Infosys Technologies Limited                                 Authorized Representative in the United States


By: /s/ S.D. Shibulal
   ----------------------------
   Name:   S.D. Shibulal
   Title:  Director and Head - Customer
           Delivery


* Original powers of attorney authorizing Nandan M. Nilekani to sign this amendment to the Registration Statement on behalf of the above-named directors and executive officers have been filed with the Commission.

                                INDEX TO EXHIBITS

                                                                                                    Sequentially
Exhibit Number                                                                                      Numbered Page
--------------                                                                                      -------------
(a)(1)   Form of Amended and Restated Deposit Agreement  +

(a)(2)   Amendment No. 1 to Deposit Agreement  +

(d)      Opinion of White & Case, counsel to the Depositary  +

(e)      Certification under Rule 466

(f)      Powers of Attorney  for  certain  officers  and  directors  and the  authorized representative of the Company  +

+  Previously filed.